Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

LEYARD AMERICAN CORPORATION,

LEOPARD ACQUISITION CORPORATION,

LEYARD OPTOELECTRONIC CO., LTD.

and

PLANAR SYSTEMS, INC.

Dated as of August 12, 2015

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 12, 2015, by and among Leyard American Corporation, a Delaware corporation (“Parent”), Leopard Acquisition Corporation, an Oregon corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), Leyard Optoelectronic Co., Ltd., the indirect owner of all of the issued and outstanding capital stock of Parent (the “Guarantor”), and Planar Systems, Inc., an Oregon corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of each of Guarantor, Parent, Merger Sub and the Company has each determined that an acquisition of the Company by Parent is in the best interests of their respective companies and holders of capital stock and, accordingly, have each agreed to consummate the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each director of the Company and each officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act is entering into a Voting Agreement in the form attached as Exhibit A-1 hereto (the “Voting Agreements”) pursuant to which those shareholders, among other things, will agree to vote all securities in the Company beneficially owned by them in favor of the approval of this Agreement, the Merger and each other transaction contemplated under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Chairman of Guarantor is entering into an Irrevocable Undertaking in the form attached as Exhibit A-2 hereto, and each non-independent director (other than the Chairman) of Guarantor is entering into Irrevocable Undertakings in the form attached as Exhibit A-3 hereto, in each case pursuant to which those shareholders, among other things, will agree to vote all securities in Guarantor beneficially owned by them in favor of the approval of the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent, the Company and Wilmington Trust, NA, as escrow agent (the “Escrow Agent”) are entering into an escrow agreement, pursuant to which Parent will cause to be deposited an amount of cash equal to the Parent Termination Fee with the Escrow Agent as collateral and security for payment of the Parent Termination Fee in connection with this Agreement (the “Parent Escrow Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company and Computershare Inc. successor-in-interest to Mellon Investor Services LLC, as Rights Agent, are entering into an amendment to that certain Rights Agreement between the Company and Mellon Investor Services LLC, dated February 3, 2006 (the “Shareholder Rights Plan”), so as to render the Shareholder Rights Plan, including the preferred stock purchase rights issuable thereunder, inapplicable to this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, (i) the Company’s Chief Executive Officer (the “CEO”) is entering into a waiver and amendment to his existing executive employment agreement in the form attached hereto as Exhibit B-1, pursuant to which the CEO will agree to amend the change in control and good reason definitions under his existing executive employment agreement as provided therein, and (ii) the Company’s Chief Financial Officer (the “CFO”) is entering into a waiver agreement in the form attached hereto as Exhibit B-2, pursuant to which the CFO will agree to amend the change in control and good reason definitions under his existing key employee severance agreement as provided therein; and

WHEREAS, Guarantor, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of Guarantor, Parent, Merger Sub and the Company hereby agrees as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. For purposes of this Agreement:

(a) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, the Guarantor or one of their Subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of fifteen percent (15%) or more of the equity securities or total consolidated assets of the Company and its Subsidiaries, in each case other than the Merger.

(b) “Action” means any investigation, audit, claim, action, suit, arbitration or proceeding (including any administrative proceeding) by or before any Governmental Entity.

(c) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(d) “Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering.

(e) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(f) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Portland, Oregon or Shenzhen, Guangdong Province, P.R.C. are authorized or required by applicable Law to be closed.

(g) “Code” means the Internal Revenue Code of 1986, as amended.

(h) “Company Owned IP” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries (including any and all Company Registered IP) that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

(i) “Company Product” means any product (including any software product) or service developed, manufactured, sold, licensed, leased or delivered by the Company or any of its Subsidiaries, including all products and services in development.

(j) “Company Registered IP” means all of the Registered IP owned by, under obligation of assignment to, or filed in the name of, the Company or any of its Subsidiaries that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

(k) “Company Material Adverse Effect” means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate with all other events, changes, developments, circumstances, occurrences, states of facts or effects (i) is, or would reasonably be expected to be, materially adverse to the assets (including intangible assets), properties, liabilities (including contingent liabilities), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or (ii) would reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, that with respect to subclause (i), none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (1) effects resulting from changes in general economic, financial market, business or geopolitical conditions, including any changes in interest or exchange rates, (2) effects resulting from general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (3) effects resulting from natural disasters or other acts of god, (4) effects resulting from changes after the date hereof in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (5) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from this definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been or will be a Company Material Adverse Effect), (6) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that, in either case, the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been or will be a Company Material Adverse Effect), (7) effects resulting from any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency, (8) effects resulting from the execution, announcement, performance or existence of this Agreement (including the making of any regulatory filings required hereunder), the identity of the parties hereto or any of their respective Affiliates, or any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers (including U.S. government customers), suppliers, distributors, partners or employees of the Company or its Subsidiaries due to the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; or (9) any Action arising from or relating to this Agreement or the transactions contemplated by this Agreement, provided, however, in the case of clauses (1), (2), (3), (4) and (7), such effects may be taken into account in determining whether there has been or will be a Company Material Adverse Effect if such effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

(l) “Confidentiality Agreement” means, collectively, the mutual confidentiality agreement, dated as of February 26, 2015, by and between Parent and the Company, and the agreement to be bound by such mutual confidentiality agreement, dated as of February 26, 2015, by and between the Guarantor and the Company.

(m) “Contract” means any written or oral agreement, arrangement, commitment, understanding, contract, lease, power of attorney, note, bond, mortgage, indenture, deed of trust, evidence of indebtedness, purchase order, letter of credit, undertaking, covenant, license, instrument or other obligation to which a Person or any of its Subsidiaries is a party or to which any of the assets of such Person or its Subsidiaries are subject, in each case with respect to which there are continuing rights, liabilities or obligations.

(n) “Employee Representative Bodies” means any union, works council or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or any representatives elected for the purposes of any notification and/or consultation in connection with the matters contemplated by this Agreement.

(o) “Environmental Laws” means any Law relating to (i) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (ii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(p) “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(q) “Equity Interest” means (i) with respect to a corporation, any and all classes or series of shares of capital stock, (ii) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (iii) with respect to any other entity, any other security representing ownership interest or participation in such entity.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s) “Exon-Florio” means the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (FINSA) (Section 721) and as implemented by Executive Order 11858, as amended, and regulated at 31. C.F.R. 800.

(t) “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(u) “Foreign Antitrust Laws” means Laws of jurisdictions other than the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(v) “Governmental Entity” means any United States or foreign, federal, state or local governmental, regulatory or administrative authority, agency, body or commission or any judicial or arbitral body.

(w) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(x) “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, Trade Secrets, know how, computer software programs (in both source code and object code form), business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; (ix) any similar or equivalent rights to any of the foregoing anywhere in the world; and (x) any documents or other tangible media containing any of the foregoing, and all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing misuse or misappropriation.

(y) “Intervening Event” means any material event, fact, development, change in circumstance, or occurrence that (i) was not known to the Company Board as of the date hereof (or, if known, the consequences of which are not known to or reasonably foreseeable by the Company Board as of the date hereof), and (ii) does not relate to (A) any Acquisition Proposal, (B) Parent, Guarantor or any of their respective Affiliates, (C) the financing for the transactions contemplated hereby, including the Bank Letter (or, if applicable, any Replacement Letter) or the Financing Source, or (D) the fact the Company meets or exceeds any published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, or any internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or any change in the price or trading volume of the Company’s stock, in each case in and of itself (however, the underlying reasons for such events may constitute such a material event, fact, development, change in circumstance, or occurrence).

(z) “Investment Laws” means investment Laws of any jurisdiction relating to foreign ownership, including Exon-Florio.

(aa) “IRS” means the Internal Revenue Service.

(bb) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks) which are material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

(cc) “Knowledge of the Company” means the actual knowledge of the individuals listed on Section 1.1(cc) of the Company Disclosure Letter after reasonable inquiry.

(dd) “Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Entity, and, where applicable, any interpretation thereof by any Governmental Entity having jurisdiction with respect thereto or charged with the administration thereof.

(ee) “Licensed IP” means any Intellectual Property that is owned by a third party and licensed to the Company or any of its Subsidiaries that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

(ff) “Lien” means any security interest, lien, claim, pledge, mortgage, limitation in voting rights, charge, encumbrance or other restriction of any kind (other than those created under applicable securities Laws).

(gg) “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

(hh) “NASDAQ” means the NASDAQ Stock Market.

(ii) “Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL) or Affero General Public License (AGPL), (ii) the Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Standards License (SISL), (vii) the BSD License, and (viii) the Apache License.

(jj) “Oregon Act” means the Oregon Business Corporation Act, as amended.

(kk) “Oregon Secretary of State” means the Secretary of State of the State of Oregon.

(ll) “Parent Material Adverse Effect” means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate with all other events, changes, developments, circumstances, occurrences, states of facts or effects, would reasonably be expected to prevent, delay or impair the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(mm) “Permitted Lien” means (i) statutory liens securing payments not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of the Company or its Subsidiaries, (iii) pledges, deposits or other liens securing the performance of bids, tenders, trade contracts, leases, statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), surety, customs and appeal bonds or other obligations of like nature, incurred in the ordinary course of business consistent with past practice, and (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities.

(nn) “Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing.

(oo) “Registered IP” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks, intent to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

(pp) “Regulatory Laws” means Antitrust Laws and Investment Laws.

(qq) “Representatives” means, with respect to any Person, the officers, directors, employees, accountants, financial advisors, legal counsel, agents and other representatives of such Person.

(rr) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

(ss) “SEC” means the United States Securities and Exchange Commission.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(uu) “Subsidiary” means, with respect to any Person, any other Person of which stock or other Equity Interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(vv) “Superior Proposal” means any Acquisition Proposal (i) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Common Shares than the terms of the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation), and this Agreement (including any revisions to the terms of this Agreement in response to such proposal or otherwise) and (ii) that the Company Board believes is reasonably capable of being completed, taking into account such financial, regulatory, legal and other aspects of such proposal the Company Board considers appropriate; provided, that for purposes of the definition of “Superior Proposal,” the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%).”

(ww) “Tax Returns” means all domestic or foreign (whether U.S. federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

(xx) “Taxes” means U.S. federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

(yy) “Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(zz) “Willful Breach” means, with respect to any party hereto, an act or failure to act, which act or failure to act was undertaken with knowledge of any executive officer of such party (after reasonable inquiry) that such act or failure to act would reasonably be expected to result in or constitute a material breach of the Merger Agreement.

SECTION 1.2 Table of Definitions. The following terms have the meaning set forth in the Sections referenced below:

Definition	Location
409A Authorities	4.12(c)
Adverse Recommendation Change	6.3(d)
Agreement	Preamble
Articles of Merger	2.3
AJCA	4.12(c)
Bank Letter	5.7
Book-Entry Shares	3.3(b)
Centre	9.15
Certificates	3.3(b)
CEO	Recitals
CFIUS	4.4(b)
CFO	Recitals
Closing	2.2
Closing Date	2.2
Common Shares	3.1(i)
Company	Preamble
Company Balance Sheet	4.7
Company Board	4.3

Definition	Location
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Letter	Article IV
Company Employee	6.7
Company Plans	4.12(a)
Company Related Parties	8.3(f)
Company SEC Documents	4.6(a)
Company Shareholder Approval	4.3
Company Shareholders Meeting	6.4(b)
Company Stock Plan	3.2(b)
Company Stock Option	3.2(a)
Company Stock Plans	3.2(a)
Company Termination Fee	8.3(b)
Contingent Workers	4.13(b)
Effective Time	2.3
ERISA	4.12(a)
Escrow Agent	Recitals
ESPP	3.2(c)
Financing Source	5.7
Foreign Government	5.10(a)
GAAP	4.6(d)
Guarantor	Recitals
Guarantor Dispute	9.15
Guarantor Shareholder Approval	5.7
Guarantor Shareholders Meeting	6.15
Indemnified Parties	6.10(a)
Intervening Event Notice Period	6.3(e)
Material Contract	4.16(a)
Merger	Recitals
Merger Consideration	3.1(i)
Merger Sub	Preamble
Nonqualified Deferred Compensation Plan	4.12(c)
Notice of Superior Proposal	6.3(f)
Notice of Intervening Event	6.3(f)
Notice Period	6.3(f)
Parent	Preamble
Parent Compensation Committee	3.2(a)
Parent Escrow Agreement	Recitals
Parent Escrow Amount	6.17
Parent Plan	6.7(b)
Parent Related Parties	8.3(f)
Parent Termination Fee	8.3(c)
Paying Agent	3.3(a)
Payment Fund	3.3(a)
PBGC	4.12(b)(iii)
Permits	4.11
Preferred Stock	4.2(a)
Proxy Statement	4.8
Replacement Letter	6.16(a)
Rules	9.15
Shareholder Rights Plan	Recitals

Definition	Location
Significant Customer	4.26
Surviving Corporation	2.1
Surviving Corporation Articles	2.5(a)
Takeover Laws	6.8
Termination Date	8.1(b)(i)
Underwater Option	8.1(b)(i)
Voting Agreements	Recitals

SECTION 1.3 Interpretations:

For purposes of this Agreement:

(i) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement, unless otherwise indicated.

(ii) The table of contents and headings contained in this Agreement or in any Exhibit or Schedule (including the Company Disclosure Letter) are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(iii) All words used in this Agreement will be construed to be of such gender or number as the circumstances require.

(iv) Any capitalized terms used in any Exhibit or Schedule (including the Company Disclosure Letter) but not otherwise defined therein shall have the meanings as defined in this Agreement.

(v) All Exhibits and Schedules (including the Company Disclosure Letter) attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.

(vi) The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

(vii) All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(viii) Unless the context clearly otherwise requires, the word “or” shall not be exclusive and shall mean “and/or”.

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of the conditions set forth in this Agreement and in accordance with the Oregon Act, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, as soon as practicable, but in no event later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Shearman & Sterling LLP, Four Embarcadero Center, Suite 3800, San Francisco, CA 94111, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 2.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date (or on such other date as Parent and the Company may agree in writing), the parties shall cause articles of merger (the “Articles of Merger”) to be executed and filed with the Oregon Secretary of State in accordance with the relevant provisions of the Oregon Act, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the Oregon Act to consummate the Merger. The Merger shall become effective at such time as the Articles of Merger has been duly filed with the Oregon Secretary of State or at such other date or time as permitted by the Oregon Act as Parent and the Company shall agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the Oregon Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.5 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended to read the same as the articles of incorporation of Merger Sub on the date hereof, except such articles of incorporation shall be amended to reflect that the name of the Surviving Corporation shall be Planar Systems, Inc., and, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Surviving Corporation Articles”) until thereafter amended in accordance with the provisions thereof and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Surviving Corporation Articles and applicable Law, except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be Planar Systems, Inc.

SECTION 2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

SECTION 2.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(i) Each share of common stock, no par value, of the Company (such shares, collectively, the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than Common Shares to be canceled in accordance with Section 3.1(ii)) shall thereupon be converted automatically into and shall thereafter represent the right to receive $6.58 in cash, without interest (the “Merger Consideration”), and subject to deduction for any required withholding Taxes. All of the Common Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1(i) shall be automatically canceled and shall cease to exist, and the holders of such Common Shares shall cease to have any rights with respect to such Common Shares, other than the right to receive the Merger Consideration, without interest thereon, as provided herein.

(ii) Each Common Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation.

SECTION 3.2 Treatment of Options, Restricted Stock Units and Other Equity-Based Awards.

(a) Each option (each, a “Company Stock Option”) to purchase one Common Share granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount in cash, if any, subject to deduction for any required withholding Taxes, equal to the product of (x) the total number of Common Shares subject to such Company Stock Option multiplied by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per Common Share subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent. For the avoidance of doubt, each Company Stock Option shall be terminated upon its conversion into a right to receive an amount in cash, if any, at the Effective Time; provided, however, that if the exercise price per Common Share subject to such Company Stock Option exceeds the Merger Consideration (an “Underwater Option”), then such Underwater Option shall be terminated without the payment of any consideration therefor.

(b) At the Effective Time, each right of any kind, contingent or accrued, to receive Common Shares, including any such right measured in whole or in part by the value of a number of Common Shares, and each award of any kind consisting of Common Shares, granted under the Company Stock Plans (including restricted stock and restricted stock units (including any awards with performance-based vesting conditions) and dividend equivalents), other than Company Stock Options (each, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to the Shares, shall become fully vested (and any performance-based vesting conditions shall be eliminated) and shall entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to deduction for any required withholding Taxes, equal to the Merger Consideration in respect of each Common Share underlying a particular Company Stock-Based Award. For the avoidance of doubt, this Section 3.2(b) shall not apply to any Common Shares purchased pursuant to the ESPP (as defined below) which shall be covered by Section 3.1 as issued and outstanding Shares.

(c) The Company shall terminate its 2015 Employee Stock Purchase Plan (the “ESPP”) effective as of immediately prior to the Effective Time. The Company shall, promptly after the date hereof, take all actions that are necessary to give effect to this Section 3.2(c) such that no options remain outstanding under the ESPP as of the Effective Time, including terminating any pending offering in progress as of the date hereof, suspending any future offerings and returning all funds contributed to the ESPP that have not been used to purchase Common Shares to the participants as soon as administratively feasible.

(d) Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 3.2.

SECTION 3.3 Exchange and Payment.

(a) Prior to the Effective Time, Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent (the “Paying Agent”) for the payment of the Merger Consideration to which the Company’s shareholders shall become entitled pursuant to Section 3.1(i). Promptly after the Effective Time on the Closing Date, Parent shall (and Guarantor shall cause Parent to) deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to Section 3.1(i) (the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 3.1(i). The Payment Fund may be invested by the Paying Agent as directed by Parent, provided that (i) no such investment or losses thereon shall relieve Parent or the Surviving Corporation from making the payments required by this Article III or affect the amount of Merger Consideration payable to the holders of the Common Shares, and following any losses, Parent shall promptly provide additional funds to the Paying Agent to add to the Payment Fund for the benefit of the Company’s shareholders immediately prior to the Effective Time in the amount of any such losses and (ii) such investments shall be in short term obligations of the United States with maturities of no more than 30 days and guaranteed by the United States and backed by the full faith and credit of the United States or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments shall be payable to the Surviving Corporation.

(b) As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Common Shares or (ii) uncertificated Common Shares represented by book-entry immediately prior to the Effective Time (“Book-Entry Shares”), (A) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the customary procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(i). Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share. No interest shall be paid or shall accrue on any Merger Consideration payable upon surrender of any Certificate or Book-Entry Share. In the event that the Merger Consideration is to be paid to a Person other than the Person in whose name any Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b), each Common Share represented by a Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration payable in respect of each Share theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 3.1(i), without any interest thereon.

(c) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article III, subject to delivery of all documents required hereunder.

(d) Parent shall cause the Surviving Corporation to pay through its payroll system or otherwise to each holder of Company Stock Options or Company Stock-Based Awards, the applicable consideration (if any) payable to each such holder, subject to and in accordance with this Section 3.3, as soon as reasonably practicable after the Effective Time (but in any event no later than ten (10) Business Days) after the Effective Time.

(e) At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Payment Funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration, without any interest, payable upon due surrender of their Certificate or Book-Entry Shares.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

SECTION 3.4 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Common Shares, Company Stock Options, Company Stock-Based Awards or otherwise pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any corresponding provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

SECTION 3.5 Adjustment in Common Shares. If, between the date of this Agreement and the Effective Time, the Common Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be correspondingly adjusted as appropriate to provide the holders of Common Shares, Company Stock Options and Company Stock-Based Awards the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered by the Company to Parent concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), or (b) to the extent disclosed in and reasonably apparent from the Company SEC Documents (other than any Company SEC Documents filed after the date hereof and excluding (x) the exhibits thereto and (y) any statements in any “Risk Factors” sections to the extent that such statements are cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or the Company Bylaws.

SECTION 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 60,000,000 Company Shares, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of August 11, 2015, (A) 22,759,842 Common Shares were issued and outstanding (including 415,144 Common Shares subject to forfeiture pursuant to the Company Stock Plans), all of which were validly issued, fully paid and nonassessable and were free of preemptive rights (except such shares subject to forfeiture), (B) no Common Shares were held in treasury, (C) no shares of Preferred Stock were outstanding, (D) 200,000 shares of Preferred Stock have been designated Series D Junior Participating Preferred Stock, all of which have been reserved for issuance under the Shareholder Rights Plan, and none of which were outstanding, (E) an aggregate of 1,071,606 Common Shares were subject to or otherwise deliverable in connection with outstanding Company Stock-Based Awards (excluding those covered in clause (A) above), and (F) an aggregate of 327,045 Common Shares were deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Stock Plans.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth, as of the close of business on August 11, 2015, a complete and correct list of (i) all outstanding Company Stock Options, including the number of Common Shares subject to such award, the name of the holder, the grant date, the vesting schedule and the exercise or purchase price per share and (ii) all outstanding Company Stock-Based Awards, including the name of the holder, the grant date and the vesting schedule. The Company Stock Plans set forth on Section 4.2(b) of the Company Disclosure Letter are the only plans or programs, other than the applicable award agreements issued under any stock option, stock purchase or equity compensation plan, that Company or any of its Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity-based awards are outstanding. The Company has made available each form of award agreement under the Company Stock Plans.

(c) Except as set forth in Section 4.2(a) and disclosed in Section 4.2(b) of the Company Disclosure Letter and except for changes since August 11, 2015 resulting from the exercise of Company Stock Options or the settlement of Company Stock-Based Awards outstanding on such date, as of the date of this Agreement, (i) there are no issued, reserved for issuance, outstanding or authorized (A) Equity Interests of the Company, (B) securities of the Company convertible into or exchangeable for Equity Interests of the Company, or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any Equity Interests or securities convertible into or exchangeable for Equity Interests of the Company, (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company or securities convertible into or exchangeable for Equity Interests of the Company (other than in connection with the withholding of Common Shares to satisfy Tax withholding requirements and payment of Taxes), (iii) there are no other Contracts relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party and (iv) there are no voting trusts, proxies or other similar arrangements or understandings to which the Company or any of its Subsidiaries is a party. Each outstanding Equity Interest of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and nonassessable, each outstanding Equity Interest of each Subsidiary of the Company that is a limited liability company or a limited partnership is duly authorized and validly issued, and each such share or other Equity Interest is owned, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens).

SECTION 4.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the holders of at least sixty-seven percent (67%) of the outstanding Common Shares (the “Company Shareholder Approval”), to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Guarantor, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the board of directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company, (b) approved and adopted this Agreement, and (c) subject to Section 6.3, resolved to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby, including the Merger. The Company Shareholder Approval is the only vote or consent of the holders of any Equity Interest of the Company necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound, or (iii) subject to obtaining the consents listed on Section 4.4(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clause (ii), for any such conflict which would not reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or result in material liability to the Company, and in the case of clause (iii), for any such breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings required under applicable requirements of the Exchange Act, and under state takeover laws, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) such filings required under the applicable Investment Laws, including such filings, applications and notifications to the Committee on Foreign Investment in the United States (“CFIUS”) as may be warranted under Section 721 of the Defense Production

Act of 1950, as amended, (iv) such filings as are necessary to comply with the applicable rules of NASDAQ, (v) the filing of the Articles of Merger with the Oregon Secretary of State as required by the Oregon Act and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which would not reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

SECTION 4.5 Subsidiaries. Except as set forth on Section 4.5 of the Company Disclosure Letter, the Company has no Subsidiaries other than the Subsidiaries identified on Exhibit 21.0 of the Company’s annual report on Form 10-K for the fiscal year ended September 26, 2014; and neither the Company nor any of its Subsidiaries: (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than the Company or its Subsidiaries; or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

SECTION 4.6 SEC Reports; Financial Statements.

(a) The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2011 (all such forms, reports, statements, certificates and other documents filed since January 1, 2011 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2011 relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(c) The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated, all in accordance with GAAP. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since September 26, 2014 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments), all in accordance with GAAP.

(d) The Company maintains disclosure controls and procedures (as defined in Rules 13a, 15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that material information relating to the

Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities. The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. There were no significant deficiencies or material weaknesses identified in management’s assessment of internal controls as of and for the fiscal year ended September 26, 2014 (nor has any such deficiency or weakness been identified since such date).

SECTION 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the consolidated balance sheet of the Company as of June 26, 2015 that is included in the Company SEC Documents as of the date of this Agreement (the “Company Balance Sheet”), or disclosed in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet in amounts that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) discharged or paid in full since the date of the Company Balance Sheet, or (d) incurred pursuant to the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any Subsidiary of the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or any Company SEC Documents.

SECTION 4.8 Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in and actually included or incorporated by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.9 Absence of Certain Changes or Events. Since March 27, 2015 through the date of this Agreement, (i) except as otherwise specifically required by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice (other than the negotiation, execution and performance of this Agreement) and (ii) there has not been any event, change, development, circumstance, occurrence, state of facts or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There has not been any action taken by the Company or any of its Subsidiaries from March 27, 2015 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.1 hereof.

SECTION 4.10 Absence of Litigation. (a) There is no material Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity, and (c) to the Knowledge of the Company, no Company Product is the subject of any lawsuit, or pending or threatened claim that would reasonably be expected to materially and adversely affect the Company.

SECTION 4.11 Compliance with Laws. The Company and each of its Subsidiaries are, and have been since January 1, 2011, in material compliance with all Laws applicable to them or by which any of their respective properties are bound. The Company and each of its Subsidiaries have in effect all material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted.

SECTION 4.12 Benefit Plans.

(a) The Company has provided to Parent a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and all material compensation, stock purchase, equity, severance, retention, employment, change-in-control, welfare, fringe benefit, bonus, incentive, commission, pension, deferred compensation and all other material employee benefit plans, programs or policies, whether or not subject to ERISA, to which the Company or any of its Subsidiaries is a party or that are sponsored, contributed to or maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee or director of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any material liability for current or former employees or directors of the Company or its Subsidiaries. All such plans, programs and policies shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof or, in the case of an unwritten Company Plan, a written description thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination, opinion or advisory letter of the IRS, if applicable, (iii) if applicable, the most recent summary plan description distributed to participants in such Company Plan, (iv) if applicable, the most recent Form 5500 filed with respect to such Company Plan, and (v) if applicable, the most recently completed actuarial valuation report and audited financial statements prepared for such Company Plan.

(b) With respect to the Company Plans, except as would not reasonably be expected to be material to the Company:

(i) (A) each Company Plan has been administered in accordance with its terms and established, administered, and documented in compliance with the provisions of applicable Law, including ERISA and the Code, (B) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other Person, has engaged in a nonexempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Plan, and (C) all contributions which are due under the terms of any Company Plan have been timely made; and

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received (or is entitled to rely on) a timely favorable determination, advisory and/or opinion letter, as applicable, from the IRS with respect to its qualified status (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action by the Department of Labor, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the Knowledge of the Company, threatened relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits, appeals of such claims and domestic relations order proceedings);

(iv) no Company Plan is subject to Title IV of ERISA or subject to Section 412 of the Code;

(v) no Company Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) and the Company and its Subsidiaries could not incur liability under Section 4063 or 4064 of ERISA;

(vi) each Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) has been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(f) of the Code. None of the Company Plans provides for or promises health or life insurance benefits (whether insured or self-insured) to any employee or former employee following termination of employment or service with the Company and its Subsidiaries (other than (A) coverage mandated by applicable Law, (B) benefits through the end of the month of termination of employment, (C) death benefits attributable to deaths occurring at or prior to termination of employment, (D) disability benefits attributable to disabilities occurring at or prior to termination of employment, and (E) conversion rights); and

(vii) none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit, or the payment (whether in cash or property or the vesting of property) to any “designated individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(c) Except as would not reasonably be expected to be material to the Company, each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance, in all material respects, with Section 409A of the Code since January 1, 2005, based upon the Company’s good faith, reasonable interpretation of (A) Section 409A of the Code and (B) Treasury Regulation section 1.409A and other authorities promulgated thereunder by the U.S. Department of the Treasury or the IRS (clauses (A) and (B), together, the “409A Authorities”). Except as would not reasonably be expected to be material to the Company, no Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon the Company’s good faith reasonable interpretation of the AJCA and the 409A Authorities and has not been operated in compliance, in all material respects, with the 409A Authorities.

(d) With respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan”): Except as would not reasonably be expected to be material to the Company, (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with GAAP and all such contributions or accruals have been made in a timely manner; (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan; (iii) from and after the Closing, Parent and its Affiliates shall receive the full benefit of any such funds, accruals or reserves under the Non-U.S. Benefit Plans; and (iv) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

SECTION 4.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, works council or labor organization, and, there is not currently pending any efforts by any labor union, works council or labor organization to organize employees of the Company. There is no material labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries. No service provider to the Company or any of its Subsidiaries has been improperly excluded from any Company Plan.

(b) The Company and its Subsidiaries are currently in compliance in all material respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened against the Company or any Subsidiary of the Company before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company or any Subsidiary of the Company has employed or currently employs any Person. The Company and its Subsidiaries have not misclassified any person as an independent contractor, temporary employee, leased employee, volunteer or any other servant or agent compensated other than through reportable wages as an employee of the Company or any Subsidiary of the Company (each a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Company Plan and neither the Company nor any Subsidiary of the Company employs or engages any volunteer workers, paid or unpaid interns or any other unpaid workers.

SECTION 4.14 Environmental Matters. Except as set forth in any environmental assessments, reports or plans previously made available to Parent and Merger Sub: (i) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, and possess and are in compliance in all material respects with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local Governmental Entity or otherwise; and (iii) neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and, to the Knowledge of the Company, no such matter has been threatened in writing.

SECTION 4.15 Taxes.

(a) All U.S. federal income and other material Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws in all material respects (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, complete and accurate in all material respects.

(b) Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material amount of Tax, except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(c) No Liens for a material amount of Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes that are (i) not yet delinquent, or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes (other than the group, the common parent of which is the

Company or any of its Subsidiaries), and neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), by operation of law, as transferee or successor, or by contract.

(e) There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries (other than any such agreement solely among the Company and/or any of its Subsidiaries and any commercial contracts entered into with third parties in the ordinary course of business not primarily relating to Taxes).

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2) (or any corresponding provision of state, local or foreign Law).

(g) There are no Actions now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Tax.

(h) Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity in a jurisdiction where it does not file a material Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or is or may be required to file a material Tax Return.

(i) No extension or waiver of the limitation period applicable to any of the U.S. federal income and other material Tax Returns of the Company or any of its Subsidiaries has been requested or granted. No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to a change a method of accounting, has been requested from, entered into with or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries.

(j) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

SECTION 4.16 Contracts.

(a) Except for this Agreement, and as disclosed in Section 4.16 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts (each, a “Material Contract”):

(i) Contracts between the Company or any of its Subsidiaries and any Significant Customer, other than purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions substantially similar to the Company’s standard terms and conditions;

(ii) except for the Contracts disclosed in clause (i) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts that involve performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, providing for either (i) recurring annual payments to the Company after the date hereof of $500,000 or more or (ii) aggregate payments or potential aggregate payments to the Company after the date hereof of $1,000,000 or more;

(iii) except for the Contracts disclosed in clauses (i) and (ii) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts between the Company or any of its Subsidiaries and any of the ten (10) largest suppliers (other than licensors), including any supplier of manufacturing, outsourcing or development services (determined on the basis of aggregate payments made or owed by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 26, 2015);

(iv) except for the Contracts disclosed in clause (iii) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions materially similar to the Company’s standard terms and conditions, Contracts that involve performance of services (other than employment services) or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, providing for either (i) recurring annual payments by the Company after the date hereof of $500,000 or more or (ii) aggregate payments or potential aggregate payments by the Company after the date hereof of $1,000,000 or more;

(v) Contracts that contain any provisions restricting the Company or any of its Affiliates or their successors from (i) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect after the Closing or (ii) hiring or soliciting for hire the employees or contractors of any third party;

(vi) Contracts that (i) grant any exclusive rights to any third party, including any exclusive license or supply or distribution agreement or other exclusive rights, (ii) grant any rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Company Registered IP, (iii) contain any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party, or any other similar provision, (iv) grant “most favored nation” or similar rights, (v) contain pricing commitments with respect to future purchases by any third party of Company Products or services that extend for more than six months from the effective date of such Contract, or (vi) obligate the Company or its Subsidiaries to provide maintenance and/or support with respect to any discontinued product or any prior version of any Company Product for more than six months following the release of a replacement product or new version of a Company Product, as applicable;

(vii) Contracts pursuant to which the Company or any of its Subsidiaries have agreed or are required to provide any third party with rights in or access to source code (including on a contingent basis), or to provide for source code to be put in escrow, indicating for each Contract providing for source code escrow whether such Contract includes (i) release conditions that differ materially from the release conditions specified in the Company’s master depository agreement(s) or (ii) use rights upon release that would permit any Third Party to utilize any source code of the Company or any of its Subsidiaries other than for the limited purpose of maintaining and supporting such Third Party’s internal use of one or more Company Products pursuant to an end user license agreement;

(viii) Contracts pursuant to which the Company or any of its Subsidiaries have or have been granted any license to Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice and commercially available off the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses that is not material to the business;

(ix) Contracts relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(x) Contracts pursuant to which the Company or any of its Subsidiaries are a party that create or grant a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), except for Permitted Liens;

(xi) Contracts under which the Company or any of its Subsidiaries have, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) and other than (i) extensions of credit in the ordinary course of business consistent with past practice and (ii) investments in marketable securities in the ordinary course of business consistent with past practice;

(xii) Contracts under which the Company or any of its Subsidiaries have any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $500,000;

(xiii) any Contract (i) (A) between the Company or any of its Subsidiaries and any Governmental Entity, or (B) between the Company or any of its Subsidiaries, as a subcontractor, and any prime contractor to any Governmental Entity, or (ii) financed by any Governmental Entity and subject to the rules and regulations of any Governmental Entity concerning procurement;

(xiv) partnership, joint venture or other similar Contracts or arrangements material to the Company and its Subsidiaries, taken as a whole;

(xv) Contracts for the development for the benefit of the Company or any of its Subsidiaries by any party other than the Company or its Subsidiaries, of Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole;

(xvi) employee collective bargaining agreements or other Contracts with any labor union, and each employment Contract (other than for employment at-will or similar arrangements) that is not terminable by the Company without notice or without cost to the Company, or that may be terminable by the employee with cost to the Company;

(xvii) Contracts entered into in the last three years in connection with the settlement or other resolution of any Action that have any continuing material obligations, liabilities or restrictions or involved payment of more than $500,000;

(xviii) except purchase orders relating to sales made in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts providing for indemnification of any Person (i) with respect to material liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person other than indemnification obligations of the Company or any of its Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (ii) with respect to claims involving infringement or misappropriation of any Intellectual Property rights of any third party, which Contracts do not provide the Company or its Subsidiaries with the right to (A) assume control of the defense and settlement of any such claim, (B) require the indemnified Person to implement a non-infringing substitute provided by the Company or its Subsidiaries for any Company Product that is the subject of any such claim and (C) terminate the indemnified Person’s right to use any Company Product that is the subject of any such claim if the Company or its Subsidiaries is unable to provide a non-infringing substitute or otherwise abate the infringement or alleged infringement;

(xix) Contracts containing (i) any provisions having the effect of providing that the consummation of the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract (if such Contract is material to the Company and its Subsidiaries, taken as a whole), or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancellation or acceleration, or a loss of a benefit or the creation of any Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries, or to any increased, guaranteed, accelerated or additional rights or entitlements of any person, except to the extent that such termination, amendment, revocation, cancellation, acceleration, loss, Lien or entitlements are not material to the Company and its Subsidiaries, taken as a whole, or are required by Applicable Law, (ii) any restriction on the ability of any of the Company and its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder (if such Contract is material to the Company and its Subsidiaries, taken as a whole), unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries that holds assets substantially equivalent to the assigning entity in connection with or following the consummation of the Merger and the other transactions contemplated by this Agreement or (iii) any standstill or similar provision purporting to limit the authority of any party to such agreement to acquire any equity interest in the Company or any other Person; or

(xx) except for the Contracts disclosed above, each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Each Material Contract is valid and binding on the Company or its Subsidiaries party thereto and, to the Knowledge of the Company, any other party thereto. There is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto. No event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto.

SECTION 4.17 Insurance. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries. All such insurance policies of the Company and its Subsidiaries are in full force and effect and all premiums due thereon have been paid in full. Such insurance policies provide insurance in such amounts and against such risks as management of the Company has determined to be prudent in accordance with industry practices. Neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Since January 1, 2014, none of the Company or any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible (a) cancellation of any such insurance policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any such insurance policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any such insurance policy, or (d) material adjustment in the amount of the premiums payable with respect to any such insurance policy that is not reflected in the current premium. There is no material claim by the Company or any of its Subsidiaries pending under any such insurance policies and no material claim made since January 1, 2014 has been questioned or disputed by the underwriters of such insurance policies.

SECTION 4.18 Properties.

(a) The Company or one of its Subsidiaries has good title to all the properties and assets (i) reflected in the Company Balance Sheet as being owned and (ii) acquired after the date of the Company Balance Sheet, in each case that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens, except for Permitted Liens.

(b) The Company or one of its Subsidiaries (i) is the lessee of all leasehold estates (A) reflected in the Company Balance Sheet and (B) acquired after the date of the Company Balance Sheet, in each case that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or have been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and (ii) is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the lessor.

SECTION 4.19 Intellectual Property.

(a) Section 4.19(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all Company Registered IP. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Company Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information, and recording all assignments (and licenses where required) of the Registered IP with the appropriate Governmental Entities. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, there are no actions that must be taken within one hundred eighty (180) days of the date hereof to maintain or protect any of the Company Registered IP. The Company and each of its Subsidiaries have complied with all applicable notice requirements for the Company Registered IP. None of the Company Registered IP has been adjudged invalid or unenforceable in whole or part and each item of the Company Registered IP is subsisting and, as applicable, valid or enforceable.

(b) The Company and its Subsidiaries exclusively own (beneficially, and of record where applicable) all right, title and interest in and to the Company Owned IP, free and clear of all Liens (other than nonexclusive licenses) and exclusive licenses. The Company Owned IP and the Licensed IP constitute all Intellectual Property necessary for, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted, provided that nothing in this Section 4.19(b) will be deemed to constitute any representation or warranty of non-infringement, which is addressed exclusively in Section 4.19(c). The consummation of the transactions contemplated by this Agreement will not (i) alter, restrict, encumber, impair or extinguish any rights in any Company Owned IP or Licensed IP, or (ii) result in the creation of any Lien with respect to any of the Company Owned IP.

(c) The conduct and operation of the business of the Company and its Subsidiaries as currently conducted and as previously conducted (including without limitation the making, use, offer for sale, sale, importation, reproduction, creation of derivative works based on, translation, distribution, transmission, display, performance, license or sublicense of any of the Company Owned IP or Company Products) does not (i) to the Knowledge of Company, infringe on or otherwise violate the patent rights of any Person, (ii) infringe on, misappropriate, or otherwise violate any other Intellectual Property rights of any Person or (iii) constitute contributory infringement, inducement of infringement or unfair competition or trade practices under the laws of any jurisdiction. Except as set forth in Section 4.19(c) of the Company Disclosure Letter, there are currently no pending lawsuits to which the Company or any of its Subsidiaries is a party or active written claims received by the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries, (ii) challenging the scope, ownership, validity, or enforceability of any Company Owned IP, and to the Knowledge of the Company, no valid basis exists for any such claim.

(d) Except as set forth in Section 4.19(d) of the Company Disclosure Letter, (i) no Person, other than the Company, its Subsidiaries, and all direct and indirect purchasers of any Company Product (for distribution, resale, use or other purpose), possesses any current or contingent rights to license, sell or otherwise distribute any Company Products or any Company Owned IP, and (ii) there are no restrictions contained in any Contract between the Company or any Subsidiary and any third party, other than agreements with distributors and other resellers of Company Products entered into the ordinary course of business, binding on the Company or any Subsidiary with respect to the disclosure, use, license, transfer or other disposition of any Company Owned IP or Company Product. The Company and its Subsidiaries make no representation or warranty with respect to (A) such restrictions under any Law (including, but not limited to, United States export laws) or (B) such restrictions contained in agreements with distributors and other resellers of Company Products.

(e) The Company and its Subsidiaries have taken reasonable steps to protect their rights in the Company Owned IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality. Without limitation of the foregoing, the Company and its Subsidiaries have not made any of their Trade Secrets or other confidential or proprietary information that they intended to maintain as confidential (including source code with respect to Company Products) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information or materials.

(f) The Company and its Subsidiaries have obtained from all Persons (including current or former employees, consultants and subcontractors) who have created any portion of, or otherwise who would have any rights in or to, any Company Owned IP, valid and enforceable written assignments of any such work product, invention, improvement or other rights to the Company or its Subsidiaries, substantially in the forms provided to Parent. To the Knowledge of the Company, no such employee, consultant or subcontractor of the Company or any of its Subsidiaries is in default or breach of any term of such agreement. All amounts payable by the Company or any of its Subsidiaries to consultants and subcontractors have been paid in full.

(g) Neither the Company nor any Subsidiary has incorporated into any Company Product or otherwise accessed, used, modified or distributed any Open Source Software, in whole or in part, in a manner that (a) requires any Company Owned IP to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (b) grants, or requires the Company or any of its Subsidiaries to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned IP, (c) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned IP or (d) otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned IP.

(h) To the Knowledge of the Company, the Company Products do not contain any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such software by or for the Company or its authorized users, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses,” “worms,” “time bombs” and/or “back doors”). There are no material warranty, indemnification requests or other claims asserted in writing against the Company or any of its Subsidiaries related to the Company Products, other than in the ordinary course of business of the Company and its Subsidiaries, which remain unresolved as of the date hereof.

(i) Neither the Company nor any of its Subsidiaries has, during the period of five years prior to the date of this Agreement, (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned IP owned or purported to be owned by the Company or any of its Subsidiaries to any other Person, (ii) except as disclosed in Section 4.19(i) of the Company Disclosure Letter, granted any customer the right to use any Company Product that is licensed, not sold, by the Company or any of its Subsidiaries to customers, or portion thereof on anything other than a non-exclusive basis or for anything other than such customer’s internal business purposes, or (iii) granted any third party the right to access or use any source code other than upon the occurrence of specified release events pursuant to a written source code escrow agreement, and no such release event has, during the period of five years prior to the date of this Agreement, occurred or been claimed to have occurred.

(j) None of the Company’s or any of its Subsidiaries’ agreements (including any agreement for the performance of professional services by or on the behalf of the Company or any of its Subsidiaries) confers upon any Person other than the Company any ownership right, exclusive license or other exclusive right with respect to any Intellectual Property developed or delivered in connection with such agreement (i) during the period of five years prior to the date of this Agreement, or (ii) that is material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

(k) No funding, facilities or personnel of any educational institution or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP, including any portion of a Company Product, (i) during the period of five years prior to the date of this Agreement, or (ii) that is material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted. Neither the Company nor any Subsidiary is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any third party any license or right to such Company Owned IP.

(l) The IT Assets operate and perform in all material respects in a manner that permits the Company and each of its Subsidiaries to conduct their respective businesses as currently conducted and, to the Knowledge of the Company, no Person has gained unauthorized access to any IT Asset. The Company and each of its Subsidiaries have implemented reasonable backup and disaster recovery technology processes consistent with industry standard practices.

(m) The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws, contractual privacy obligations, and their respective internal privacy policies and guidelines relating to the collection and use of personally identifiable information. The execution, delivery and performance of this Agreement complies in all material respects with all applicable Laws relating to privacy and the use of personally identifiable information and the applicable privacy policies of the Company and its Subsidiaries. The Company and each of its Subsidiaries have, in all material respects, made all disclosures to users or customers required by applicable Laws and none of such disclosures have been inaccurate, misleading or deceptive or in violation of any applicable Laws in any material respect.

SECTION 4.20 Certain Business Practices.

(a) None of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any director, officer, agent, employee, partner or Affiliate of the Company or of any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such Person of the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; (ii) a violation by any such Person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in noncompliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

(b) The Company and each of its Subsidiaries have conducted their businesses in compliance in all material respects with (i) the FCPA and the Anti-Corruption Laws and have retained, and continue to retain, accurate books and records and have instituted and continue to maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all Laws relating to United States export controls, and (B) anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.

SECTION 4.21 Government Contracts.

(a) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws with respect to all prime contracts, subcontracts, letter contracts, purchase orders and delivery orders executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest (“Government Contracts”) and all quotations, bids or proposals submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity (“Government Bids”).

(b) All facts set forth in or acknowledged by the Company or any of its Subsidiaries in any certification, representation or disclosure statement submitted by the Company or any of its Subsidiaries with respect to any Government Contract or Government Bid were current, accurate and complete in all material respects as of the date indicated in such submission or as of such other date as required by the Government Contract and Government Bid.

(c) None of the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, (i) no current employee of the Company or any of its Subsidiaries has been debarred or suspended from doing business with any Governmental Entity, and (ii) no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension proceedings against the Company, any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(d) No negative determination of responsibility has been issued against and provided to the Company or any of its Subsidiaries in connection with any Government Contract or Government Bid.

(e) In each case in which the Company or any of its Subsidiary has delivered or otherwise provided any technical data, software, libraries, utilities, tools or other computer or program code in any form, including source code and object code form or other Company Registered IP to any Governmental Entity in connection with any Government Contract, the Company or such Subsidiary has provided such technical data, computer software and other Company Registered IP solely as a “commercial item” pursuant to the Company’s commercial terms and conditions.

SECTION 4.22 Related Party Transactions. No executive officer or director of the Company (i) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets, (ii) has any interest in any material property owned by the Company or any of its Subsidiaries, or (iii) has engaged in any transaction with the Company or any of its Subsidiaries within the last 12 months; in each case, that is of the type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed.

SECTION 4.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 4.24 Opinion of Financial Advisor. The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and subject to the various assumptions and limitations set forth in such opinion, the Merger Consideration to be received in the Merger by the holders of the Common Shares (other than the Company, Parent, Merger Sub and their respective Affiliates) is fair, from a financial point of view, to such holders. The Company shall provide a signed copy of such signed written opinion to Parent solely for informational purposes as soon as practicable after the date of this Agreement.

SECTION 4.25 Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending claims by any director or officer of the Company or any of its Subsidiaries to indemnification by the Company or such Subsidiary under applicable Law, the Company Charter, the Company Bylaws, the governing documents of such Subsidiary or any insurance policy or Contract maintained by the Company or such Subsidiary.

SECTION 4.26 Customers. Section 4.26 of the Company Disclosure Letter sets forth a complete and accurate list of the names of each customer who, (i) over the three consecutive fiscal quarter period ended June 26, 2015, (ii) in the fiscal year ended September 26, 2014, or (iii) in the fiscal year ended September 27, 2013, was one of the thirty (30) largest customers of either (x) the digital signage product lines, or (y) the commercial and industrial product lines, of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries on a consolidated basis over the applicable period) for the applicable period (each, a “Significant Customer”). As of the date of this Agreement, the Company has not received any written notice from any Significant Customer that such customer intends to terminate its existing contracts or arrangements with the Company or one of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF GUARANTOR, PARENT AND

MERGER SUB

Guarantor, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 5.1 Organization, Standing and Power.

(a) Each of Guarantor, Parent and Merger Sub (i) is a corporation duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has previously furnished or made available to the Company a true and complete copy of the articles of incorporation and bylaws (or comparable organizational documents) of each of Guarantor, Parent and Merger Sub, including all amendments thereto, and each as so delivered is in full force and effect. None of Guarantor, Parent or Merger Sub is in violation of any provision of its articles of incorporation or bylaws (or comparable organizational documents) in any material respect.

SECTION 5.2 Authority. Each of Guarantor, Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement, the Merger and each other transaction contemplated under this Agreement by the holders of more than two-thirds of the voting rights held by all the shareholders present at the Guarantor Shareholders Meeting, whether in person or by proxy (the “Guarantor Shareholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The Chairman and each director and officer of Guarantor may vote shares of Guarantor held by such Person for the approval of each of the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by Guarantor, Parent and Merger Sub and the consummation by Guarantor, Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of Guarantor, Parent and Merger Sub, and no other corporate proceedings on the part of Guarantor, Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Guarantor Shareholder Approval and to the filing of the Articles of Merger with the Oregon Secretary of State as required by the Oregon Act. This Agreement has been duly executed and delivered by Guarantor, Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Guarantor, Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

SECTION 5.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Guarantor, Parent and Merger Sub, and the consummation by Guarantor, Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) conflict with or violate the articles of incorporation or bylaws (or comparable organizational documents) of Guarantor, Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Guarantor, Parent or Merger Sub or by which any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Guarantor, Parent or Merger Sub is a party or by which Guarantor, Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Guarantor, Parent and Merger Sub, and the consummation by Guarantor, Parent and Merger Sub of the transactions contemplated hereby, including the Merger, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as required under applicable requirements of the Exchange Act, and under state takeover laws, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) such filings that are required under the applicable Investment Laws, (iv) the filing of the Articles of Merger with the Oregon Secretary of State as required by the Oregon Act, (v) such filings that are required under applicable Laws of the People’s Republic of China with the competent National Development and Reform Commission (NDRC), Ministry of Commerce (MOFCOM) and State Administrative of Foreign Exchange (SAFE), and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 5.4 Parent and Merger Sub Information. None of the information supplied or to be supplied by Guarantor, Parent or Merger Sub for inclusion or incorporation by reference in and actually included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 5.5 Absence of Litigation. There is no Action by or against Guarantor, Parent or Merger Sub pending, or to the knowledge of Parent, threatened in writing that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 5.6 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated hereby in connection with the transactions contemplated by this Agreement. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding Equity Interest of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent free and clear of all Liens (other than Permitted Liens).

SECTION 5.7 Available Funds. Guarantor’s, Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Guarantor’s, Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the transactions contemplated hereby. The aggregate proceeds contemplated by that certain letter dated as of July 31, 2015, entitled “Strategic Cooperation Agreement” from China Merchants Bank, CMB Gaoan Branch (such bank, or any lending party to a Replacement Letter, the “Financing Source”) to the Guarantor (the “Bank Letter”), will provide Parent with sufficient funds to pay the aggregate Merger Consideration for the Common Shares, payments for any Company Stock Options and Company Stock-Based Awards, and the other payment obligations of Parent, Merger Sub and the Surviving Corporation hereunder, and enable Guarantor, Parent, Merger Sub and the Surviving Corporation to perform all of their respective obligations hereunder and effect the Closing on the terms contemplated by this Agreement, and there is no restriction on the use of such cash for such purpose. Parent has delivered to the Company a true, correct and complete copy of the Bank Letter. The Guarantor has all necessary corporate power and authority to execute and deliver the Bank Letter, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Bank Letter by the Guarantor and the consummation by the Guarantor of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Guarantor and no other corporate proceedings on the part of the Guarantor are necessary to approve the Bank Letter or to consummate the transactions contemplated thereby. The Bank Letter is the legal, valid and binding obligation of the Guarantor, and, to the actual knowledge of Parent, the Financing Source, and is enforceable in accordance with its terms against the Guarantor and, to the actual knowledge of Parent, the Financing Source, in each case except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Prior to the date hereof, the Bank Letter has not been amended, modified, withdrawn or rescinded in any respect. As of the date hereof, the Bank Letter is in full force and effect, and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantor thereunder. As of the date hereof, each of the Guarantor and Parent has no reason to believe that the full amount of the financing contemplated by the Bank Letter will not be made available to Guarantor on or prior to the Closing Date. There are no side letters or other agreements related to the financing contemplated by the Bank Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Bank Letter other than as expressly set forth in the Bank Letter.

SECTION 5.8 Vote/Approval Required. Except for the Guarantor Shareholder Approval, no vote or consent of the holders of any class or series of capital stock or other Equity Interests of Guarantor or Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub, which vote or consent has been given or delivered to Merger Sub prior to Merger Sub’s entry into this Agreement, and which shall be in effect at all times through the Effective Time, is the only vote or consent of the holders of any class or series of capital stock or other Equity Interests of Merger Sub necessary to approve this Agreement, the Merger or the other transactions contemplated hereby.

SECTION 5.9 Ownership of Shares. Except as set forth in Section 5.9 of the disclosure letter delivered to the Company by Guarantor, Parent and Merger Sub concurrent with the execution of this Agreement, none of Guarantor, Parent or Merger Sub nor any of Parent’s other Affiliates owns (directly or indirectly, beneficially or of record) any Common Shares or holds any rights to acquire or vote any Common Shares except pursuant to this Agreement.

SECTION 5.10 Foreign Government.

(a) None of Guarantor, Parent or Merger Sub nor any of Parent’s or Guarantor’s other Affiliates is a “foreign government,” as defined in 31 CFR § 800.213 (a “Foreign Government”).

(b) No Foreign Government owns a majority or a dominant minority of the total outstanding voting interest in any of Guarantor, Parent or Merger Sub. No Foreign Government is represented on the board of directors or other governing board of any of Guarantor, Parent or Merger Sub. To the best of Parent’s and Guarantor’s knowledge, no Foreign Government has or holds, directly or indirectly and whether or not exercised, voting rights, direct or by proxy, or through a special share, contractual arrangements, formal or informal arrangements to act in concert, or other means, to determine, direct, or decide important matters affecting any of Guarantor, Parent or Merger Sub.

ARTICLE VI

COVENANTS

SECTION 6.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly and specifically required by this Agreement, (ii) as disclosed in Section 6.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) as expressly and specifically required by any

Material Contract set forth on Section 4.16 of the Company Disclosure Letter, (v) for actions by the Company or its Subsidiaries with respect to matters specifically addressed by, and not constituting a breach of, any provision of Section 6.1(b), or (vi) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (A) conduct its business in the ordinary course of business consistent with past practice, (B) preserve substantially intact its business organization, and (C) preserve its present relationships with customers, suppliers, employees, and other Persons with which it has material business relations.

(b) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (A) as expressly and specifically required by this Agreement (excluding Section 6.1(a)), (B) as disclosed in Section 6.1(b) of the Company Disclosure Letter, (C) as required by applicable Law, (D) as expressly and specifically required by any Material Contract set forth on Section 4.16 of the Company Disclosure Letter, or (E) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i) amend or otherwise change its articles of incorporation or bylaws or any equivalent organizational documents;

(ii) issue, sell, pledge, dispose of or encumber any of its or its Subsidiaries’ Equity Interests, or grant to any Person any right to acquire any of its or its Subsidiaries’ Equity Interests, except pursuant to the exercise of Company Stock Options, the vesting or settlement of Company Stock-Based Awards or settlement of other awards outstanding as of the date hereof;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests, except for any dividend or distribution by a Subsidiary of the Company to the Company or to another Subsidiary or Subsidiaries of the Company;

(iv) reclassify, split, combine or subdivide any shares of capital stock of the Company or redeem, repurchase or otherwise acquire any shares of capital stock of the Company, except for acquisitions in connection with the cashless exercise or similar transactions (including withholding Common Shares to satisfy Tax withholding requirements and payment of Taxes) pursuant to the exercise of Company Stock Options or vesting or settlement of Company Stock-Based Awards or other awards or obligations outstanding as of the date hereof;

(v) (x) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts; (y) sell or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets of the Company or its Subsidiaries, other than sales or dispositions of finished goods or obsolete inventory in the ordinary course of business consistent with past practice;

(vi) hire any employee at the level of Vice President or above or with an annual base salary in excess of $150,000, or terminate the employment of any employee at the level of Vice President or above other than for “cause”, or promote any employee to the level of Vice President or above, or terminate, discontinue, close or dispose of any plant, facility or other business operation, or lay off any employees or implement any early retirement, separation or program providing early retirement window benefits or announce or plan any such action or program for the future;

(vii) materially amend or terminate any Material Contract, or enter into any Contract that, if in effect as of the date hereof, would constitute a Material Contract, other than those that involve the performance of services or delivery of goods or products by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices and that would not otherwise be required to be scheduled under Section 4.16(a)(iv), Section 4.16(a)(v) or Section 4.16(a)(vi) (other than the Company’s standard form of Distribution Agreement containing price protection in the event of price decreases) of the Company Disclosure Letter;

(viii) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(ix) authorize any material new capital expenditures except those capital expenditures which do not exceed $250,000 in the aggregate per fiscal quarter;

(x) (w) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (x) repurchase, prepay or incur any indebtedness for borrowed money (except for borrowings in the ordinary course of business up to an aggregate amount of $1,000,000) or issue or sell any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (y) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (z) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries);

(xi) except (x) to the extent required by, or necessary to conform to, applicable Law (including Section 409(A) of the Code), (y) pursuant to any arrangement in effect as of the date hereof, or (z) as contemplated by Section 3.2 or Section 6.7, (1) increase the compensation or benefits of any current or former director, employee or service provider of the Company or any of its Subsidiaries, (2) amend any Company Plan or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, severance, retention, bonus or other employee benefit or welfare benefit plan with or for the benefit of its current or former employees or directors, or (3) accelerate the vesting of, or the lapsing of restrictions with respect to, any incentive compensation;

(xii) abandon or allow to lapse any Company Registered IP;

(xiii) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiv) compromise, settle or agree to settle any Action or other claim, or consent to the same, other than compromises, settlements or agreements involving monetary payments of less than $500,000 individually or $1,000,000 in the aggregate; provided that the Company may compromise, settle or agree to settle any Action or other claim which is indemnified by a third party or covered by insurance;

(xv) agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any effect on Parent or any of its Affiliates after the Effective Time;

(xvi) (x) make or change any material Tax election; (y) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); or (z) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund;

(xvii) write-down any of its material assets, including any capitalized inventory, or (ii) make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable Law, including Regulation S-X under the Exchange Act (in each case following consultation with the Company’s independent auditor);

(xviii) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $500,000 in any individual case or $1,000,000 in the aggregate, other than (x) as required by their terms as in effect on the date of this Agreement, (y) liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves), or (z) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, provided that, in the case of each of (x), (y) or (z), the payment, discharge, settlement or satisfaction of such liability or obligation does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing;

(xix) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

(xx) engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business consistent with past practices;

(xxi) take any action which is intended to or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(xxii) agree to take any of the foregoing actions described in Sections 6.1(b)(i) through 6.1(b)(xxi).

SECTION 6.2 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 6.3 Acquisition Proposals.

(a) Except as set forth in Section 6.3(b) through (e), the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct its and their respective Representatives not to, and shall not knowingly permit its and their respective Representatives to, directly or indirectly, (i) initiate, solicit or encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or that constitute or could reasonably be expected to lead to, the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any information or data relating to the Company or any of its Subsidiaries, in connection with, or with or for the purpose of soliciting, encouraging or facilitating, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (whether or not binding) relating to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Section 6.3(b) or (f) or Section 8.1(c)(ii) (to the extent Section 6.3(f) has been complied with in all material respects) shall not be deemed to be a breach of this Section 6.3(a). On the date hereof, the Company will immediately cease and terminate any existing activities, discussions or negotiations by the Company and its Subsidiaries, and direct it Representatives to cease and terminate, and not knowingly permit its Representatives to continue, all such activities, discussions and negotiations with any Persons with respect to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.3(a), at any time prior to obtaining the Company Shareholder Approval, if (i) the Company receives an unsolicited bona fide written Acquisition Proposal from a

Person, and (ii) the Company Board determines in good faith that (x) such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal and (y) the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any information or enter into, maintain or participate in any such discussions or negotiations except pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement (except for any changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement); provided, further, however, that the Company shall provide (or provide access) to Parent any material non-public information, including any properties, assets, books, records or other information constituting material non-public information of the Company and its Subsidiaries, as provided to such Person, and that was not previously provided to Parent, at or promptly (and in any event within twenty-four (24) hours) following the time such information or data is provided to such Person.

(c) The Company shall promptly (and in any event within twenty-four (24) hours after notice is received by the Company) advise Parent in writing of (i) any inquiries, proposals or offers regarding any Acquisition Proposal received by the Company or its Representatives, (ii) any request to the Company or its Representatives for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, and (iii) any inquiry or request made to the Company or its Representatives to discuss or negotiate an Acquisition Proposal or any inquiry or request which the Company reasonably believes could lead to an Acquisition Proposal, which notification shall include, in each case, the identity of the Person making any such inquiry, request or Acquisition Proposal, and copies of any written materials provided in connection therewith and summaries of any material terms of any such Acquisition Proposal conveyed verbally. The Company shall keep Parent reasonably informed of the material developments affecting the terms and conditions of any such Acquisition Proposal, except to the extent prohibited by a confidentiality, nondisclosure or similar agreement entered into prior to the date hereof.

(d) Except as set forth in Section 6.3(e) and Section 6.3(f), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Guarantor, Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Guarantor, Parent or Merger Sub, its recommendation of this Agreement or the Merger (any of such actions, an “Adverse Recommendation Change”), (ii) approve or recommend any Acquisition Proposal, or (iii) publicly propose to take any such actions.

(e) Notwithstanding anything to the contrary in Section 6.3(d), if, prior to obtaining the Company Shareholder Approval, in connection with an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law, the Company Board may make an Adverse Recommendation Change, provided, however, that the Company has first complied with the following provisions, and, after so complying, the Company Board or any committee thereof determines that such Intervening Event continues to necessitate an Adverse Recommendation Change. The Company Board (or any committee thereof) shall not take any action set forth in this Section 6.3(e) unless the Company Board has first:

(i) provided written notice to Parent of its intention to take such action at least four (4) Business Days in advance of taking such action, which notice shall provide reasonable detail regarding such Intervening Event (the “Notice of Intervening Event”); and

(ii) negotiated, and caused the Company and its Representatives to negotiate, during the four (4) Business Day period following Parent’s receipt of the Notice of Intervening Event (the “Intervening Event Notice Period”), or if at the time received by the Company there are less than three Business Days before the Company Shareholders Meeting, as much notice as reasonably practicable, with Parent to enable Parent to propose to amend the terms of this Agreement, and

(iii) after complying with the preceding clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors), in light of any proposed amendment to the terms of this Agreement or the Bank Letter (or, if applicable, any Replacement Letter) during the Intervening Event Notice Period, that such Intervening Event continues to necessitate an Adverse Recommendation Change.

(f) Notwithstanding anything to the contrary in Section 6.3(d), if, prior to obtaining the Company Shareholder Approval, the Company receives an Acquisition Proposal, with respect to which no material breach of Section 6.3(a) has occurred, and that the Company Board or any committee thereof determines in good faith (after consultation with outside legal counsel and its financial advisors) would, if completed, constitute a Superior Proposal, the Company may either (i) terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to such Superior Proposal, or (ii) make an Adverse Recommendation Change; provided, however, that in the case of either (i) or (ii), the Company has first complied with the following provisions, and, after so complying, the Company Board or any committee thereof determines that such Acquisition Proposal continues to constitute a Superior Proposal. The Company Board (or any committee thereof) shall not take any action set forth in this Section 6.3(f) unless the Company Board has first:

(i) provided written notice to Parent of its intention to take such action at least four (4) Business Days in advance of taking such action (a “Notice of Superior Proposal”), which notice shall: advise Parent that the Company Board has received an Acquisition Proposal and that the Company Board or any committee thereof has determined that such Acquisition Proposal would, if completed, constitute a Superior Proposal; specify the material terms and conditions of such Acquisition Proposal; identify the Person making such Acquisition Proposal; and include a copy of any relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two (2) Business Days, and compliance with this Section 6.3(f) with respect to such new notice); and

(ii) negotiated, and caused the Company and its Representatives to negotiate, during the four (4) Business Day period following Parent’s receipt of the Notice of Superior Proposal (or two (2) Business Day period following an amended proposal), as applicable, or if at the time received by the Company there are less than four (4) Business Days (or two (2) Business Days in connection with an amended proposal) before the Company Shareholders Meeting, as much notice as reasonably practicable, with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement, and

(iii) after complying with the preceding clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors), in light of any counteroffer or proposed amendment to the terms of this Agreement or the Bank Letter (or, if applicable, any Replacement Letter) during the Notice Period, that the Superior Proposal continues to constitute a Superior Proposal.

(g) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its disclosure obligations under applicable Law, or (iii) making any “stop-look-and-listen” communication to its shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communication to shareholders) in which the Company indicates that it has not made an Adverse Recommendation Change; provided, however, that, in the case of (i) or (ii), any such disclosure constituting an Adverse Recommendation Change must comply with the provisions of Section 6.3(e) or Section 6.3(f), as applicable.

SECTION 6.4 Preparation of Proxy Statement; Shareholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. The Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.3(e) or Section 6.3(f), include in the Proxy Statement the recommendation of the Company Board that the shareholders of the Company vote in favor of the approval of this Agreement; provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (but not beyond the Termination Date) only (A) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the Company’s shareholders in advance of a vote on this Agreement and the Merger, as may be required by applicable Law, or (B) additional time is necessary to solicit additional votes or proxies.

SECTION 6.5 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable prior written notice, afford to Parent’s Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books and records, and (ii) furnish Parent with all financial, operating and other data and information as Parent shall reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be reasonably expected to, in the reasonable judgment of the Company (after consultation with outside counsel), (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company, or (iii) otherwise violate any applicable Law, including the Antitrust Laws; provided, however, that in each case the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection.

(b) Each of Parent and Merger Sub will hold and treat and shall cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub pursuant to or in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.6 Further Action; Efforts.

(a) Except with respect to matters described in Section 6.6(b), upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate the Merger and the other transactions contemplated hereby at the earliest practicable date; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby or (B) selling, divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties, except where the taking of an action specified in (A) or (B) would not reasonably be expected to cause a loss of rights (other than loss of customers) or increase in obligations of Parent and its Subsidiaries (including the Company), taken as a whole, following the Closing.

(b) Upon the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with the Company in order to do, all things necessary, proper or advisable under applicable Regulatory Laws to consummate the Merger at the earliest practicable date, including using reasonable best efforts to cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under Regulatory Laws. Parent and the Company shall each be responsible for fifty percent (50%) all filing fees and other charges for the filings required under the Regulatory Laws by the Company, Merger Sub and Parent, other than with respect to any filings required in the People’s Republic of China.

(c) In furtherance and not in limitation of the provisions of Section 6.6(a) and 6.6(b), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event with respect to clause (i) below, by no later than fifteen (15) Business Days after date of this Agreement, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) any filings necessary, proper or advisable under any other Regulatory Law.

(d) In furtherance and not in limitation of the provisions of Section 6.6(a), 6.6(b) and 6.6(c), each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to achieve CFIUS clearance as set forth in Section 7.1(d) hereof, including (i) within twenty (20) Business Days after the date of this Agreement, make the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS (it being understood and agreed that while it is the general intention of the parties to make such filing as promptly as is reasonably practicable following execution of this Agreement, neither party shall make such filing until such time as each party mutually agrees), (ii) following such pre-notice consultation, as promptly as practicable and, in any event, within seven (7) Business Days of CFIUS notification that the draft filing meets all requirements of 31 C.F.R. § 800.402 of the regulations and is, accordingly, complete, file with CFIUS a voluntary notice as contemplated by 31 C.F.R. § 800.401(a) and, in the case of Parent and Merger Sub, the personal identifier information required to be submitted separately from such notice as contemplated by 31 C.F.R. § 800.402(c)(6)(vi)(B) with respect to the transactions contemplated hereby, and in the case of Guarantor, the representation that, in Guarantor’s opinion, neither Guarantor, Parent nor Merger Sub is controlled by a foreign government, as required under 31 C.F.R. § 800.402(j)(2), (iii) promptly, and in all events consistent with any deadline imposed under CFIUS or other applicable Law, comply with any request received by any of them or any of their respective Subsidiaries from any Governmental Entity for any certification, additional information, documents or other materials in respect of such notice or such transactions, (iv) ensure that any information furnished in respect of this Section 6.6(d) is true, complete and correct in all material respects and (v) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Entity under Exon-Florio with respect to any such filing or any such transaction. Except as otherwise provided in Section 6.6(a), nothing in this Agreement shall be construed as requiring that Guarantor, Parent, Merger Sub or the Company to agree to accept any CFIUS mitigation measure that is not acceptable to Parent in its sole discretion.

(e) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall keep the other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby and work cooperatively in connection with promptly obtaining the approvals of or clearances from each applicable Governmental Entity with respect to the same, including:

(i) liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities relating to the transactions contemplated hereby. To the extent permitted by Law or Governmental Entity, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, will make any notification or filing in relation to the transactions contemplated hereby without first providing the other with a copy of such notification or filing in draft form and giving the other a reasonable opportunity to review and discuss its content before it is filed with the relevant Governmental Entities, and the party making such notification shall consider and incorporate all reasonable comments timely made by the other in this respect and once filed shall promptly furnish the other with a copy of any such notification or filing;

(ii) timely furnishing to each other all information within its possession that is required for any notification or other filing to be made by the other pursuant to applicable Law in connection with the transactions contemplated hereby; provided, however, that materials may be redacted as necessary to (i) comply with contractual arrangements or applicable Law, (ii) to address good faith legal privilege or confidentiality concern, and (iii) to remove references concerning the valuation;

(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated hereby and ensuring to the extent permitted by Law or Governmental Entity that each party and its legal counsel are given the opportunity to attend and participate in any meetings, discussions with, or other appearances before, whether in person, by telephone or otherwise, any Governmental Entity with respect to the transactions contemplated hereby;

(iv) consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with Actions under or relating to Regulatory Laws with respect to the transactions contemplated hereby; and

(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

SECTION 6.7 Employment and Employee Benefits Matters; Other Plans.

(a) Subject to applicable Law and without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) may have under any Company Plan or applicable collective bargaining or labor agreement, as of the Effective Time, and for a period of at least twelve (12) months thereafter, Parent shall cause the Surviving Corporation or another Subsidiary or Affiliate of Parent to provide each employee of the Company and its Subsidiaries who continues employment with Parent, the Surviving Corporation or any of Parent’s other Subsidiaries or Affiliates following the Effective Time (each, a “Continuing Employee”), compensation and benefits that are at a level substantially similar to, and in the aggregate no less favorable than, the compensation and benefits of such employees as of the Effective Time. Parent shall cause the Surviving Corporation to: (i) provide until March 31, 2016 the same medical, dental, vision and welfare benefits and, (ii) provide until December 31, 2016 the same 401(k) plan and benefits, to the Continuing Employees as the Company provided to the Continuing Employees prior to the Closing Nothing in this Agreement shall be construed to prohibit Parent, the Surviving Corporation or any of their subsidiaries from amending or terminating any employee benefit plan or program.

(b) As of and after the Effective Time, subject to applicable Law, Parent and its Subsidiaries and Affiliates (including the Surviving Corporation) will give Continuing Employees full credit for purposes of eligibility and vesting (and, solely with respect to severance, vacation, sick leave and similar paid time-off plans, programs, polices and arrangements (but not pension arrangements), benefit level) under all benefit plans, programs, policies and arrangements maintained for the benefit of Continuing Employees as of and after the Effective Time by Parent or any of its Subsidiaries or Affiliates (including the Surviving Corporation) (each, a “Parent Plan”) for the Continuing Employees’ service with the Company, its Subsidiaries and their predecessor entities to the same extent recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in the duplication of benefits. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), subject to applicable Law, Parent and its Subsidiaries and Affiliates (including the Surviving Corporation) shall use commercially reasonable efforts to (i) cause there to be waived any preexisting condition, waiting period and eligibility limitations, to the extent waived, satisfied, not applicable or not included under the corresponding Company Plan, the same was waived or did not apply under Company Plans immediately prior to the Effective Time, and (ii) give effect, in determining any deductible and maximum out of pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under the corresponding Company Plan during the plan year of such Company Plan in which the Effective Time occurs.

(c) The Company and Parent shall, and shall procure that each of their respective Affiliates shall, notify and/or consult with Employee Representative Bodies in relation to the matters contemplated by this Agreement to the extent that they are required to under applicable Law, any relevant collective bargaining agreement or agreement with any Employee Representative Bodies. The Company and Parent shall, and shall procure that each of their respective Affiliates shall, provide such information and such assistance as may reasonably be required by the other party in connection with their obligations under this Section 6.7(c). The Company shall periodically inform Parent of the status of any negotiations with each respective Employee Representative Body as well as the contents of any agreement or binding statement with each respective Employee Representative Body and shall not enter into any agreements with or issue any binding statements to any Employee Representative Body that will impact any future obligation of Parent or its Affiliates without Parent’s prior written approval, whereas it is understood that such approval shall not be unreasonably withheld or delayed.

(d) Notwithstanding the foregoing, nothing herein shall be construed as an amendment of an existing employee benefit plan of Parent or any of its Affiliates. No Company Employee or Continuing Employee shall have status as a third party beneficiary with respect to enforcing a claim hereunder, and it is expressly acknowledged that the continued employment of each employee of the Company is “at will” and may be terminated by Parent, the Company or the Surviving Corporation, as applicable, or such employees, at any time and for any or no reason.

SECTION 6.8 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition” or similar takeover Law (collectively, “Takeover Laws”) is or becomes applicable to this Agreement, the Merger, the Voting Agreements or any of the other transactions contemplated hereby, each of the Company and Parent and their respective board of directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 6.9 Notification of Certain Matters. The Company and Parent (on behalf of itself and Merger Sub) shall promptly notify each other of (a) any notice or other communication received by such party or its Representatives from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent, Merger Sub or the prompt consummation of the transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to or is reasonably expected to affect the prompt consummation of the Merger or the other transactions contemplated hereby, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, has caused or would cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed, (d) the occurrence or non-occurrence of any event, change, development, circumstance, occurrence, state of facts or effect, individually or in the aggregate, that has caused or is reasonably likely to cause any representation or warranty contained in this Agreement of such party to be untrue or inaccurate in any material respect, or (e) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or Representative of the Company, Merger Sub or Parent, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to this Section 6.9 shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

SECTION 6.10 Indemnification, Exculpation and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of each present (as of the Effective Time) and former officer, director or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries listed on Section 6.10(a) of the Company Disclosure Letter, in each case until the sixth (6th) anniversary of the Effective Time, and shall not amend, repeal or otherwise modify in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six years after the Effective Time. For the avoidance of doubt, notwithstanding anything contained in Section 2.5, during such six-year period, Parent and the Surviving Corporation shall include and cause to be maintained in effect in the Surviving Corporation (or any successor’s) Articles and bylaws provisions regarding elimination of liability of directors, indemnification of officers, directors and employees, and advancement of expenses to officers, directors and employees that are at least as favorable as those contained in the articles of incorporation or bylaws (or similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or amended in any manner except as required by applicable Law.

(b) For a period of six years after the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries (the “Existing Policies”) or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase a “tail policy,” in either case on the same terms and conditions as the Existing Policies from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of three hundred percent (300%) of the current annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for payment of annual premiums equal to three hundred percent (300%) of current annual premiums; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than three hundred percent (300%) of such current annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for three hundred percent (300%) of such current annual premium.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any Indemnified Party, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

(d) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 6.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

SECTION 6.11 Rule 16b-3. Prior to the Effective Time, the Company may take such steps as it determines may be reasonably necessary or advisable to cause dispositions of Common Equity Interests of the Company (including Common Shares and derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is then subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, unless so required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, provided that in each such case, the party required to make such disclosure shall use its commercially reasonable efforts to allow the other parties a reasonable time to comment on such release or announcement in advance of such issuance or public disclosure.

SECTION 6.13 Shareholder Litigation. In the event that any shareholder or derivative claim or Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement is filed, or, to the Knowledge of the Company threatened, against the Company or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent (and in any event within two (2) Business Days) of any such Action or threat and shall keep Parent reasonably informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of any such Action, and no settlement thereof shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

SECTION 6.15 Guarantor Shareholder Approval.

As promptly as reasonably practicable following the date of this Agreement, Guarantor shall take all action necessary to prepare and distribute all notices, information and disclosure necessary or advisable for purposes of a meeting of Guarantor shareholders for the purpose of obtaining the Guarantor Shareholder Approval. As promptly as reasonably practicable following the date of this Agreement, Guarantor shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Guarantor Shareholder Approval (the “Guarantor Shareholders Meeting”) and (ii) include in the disclosure materials for the Guarantor Shareholders Meeting any customary recommendation of the board of directors (other than independent directors) of Guarantor that the shareholders of Guarantor vote in favor of the approval of this Agreement, the Merger and each other transaction contemplated under this Agreement.

SECTION 6.16 Guarantor Financing; Company Financing Cooperation.

(a) Guarantor shall use, and shall cause its Affiliates to use, their respective reasonable best efforts to arrange the financing contemplated by the Bank Letter as promptly as practicable on the terms and conditions described in the Bank Letter, including using their respective reasonable best efforts to: (i) maintain in effect the

Bank Letter, (ii) enter into definitive agreements with respect thereto as promptly as practicable on the terms and conditions contained in the Bank Letter, (iii) satisfy, on a timely basis (or, if deemed advisable by Guarantor, seek the waiver of), all conditions applicable to Guarantor, Parent or Merger Sub in such definitive agreements; and (iv) obtain, on a timely basis, all Permits, if any, required under applicable Laws of the People’s Republic of China to be obtained by Guarantor and necessary for the proceeds of the financing contemplated by the Bank Letter to be made available to Guarantor or Parent on the Closing Date; provided, that this covenant shall not require Guarantor or any of its Affiliates to commence any action against any of the other parties to the Bank Letter or to the definitive agreements with respect thereto. Guarantor shall have the right to amend, replace, supplement or otherwise modify, or waive any of its rights under the Bank Letter, and/or substitute or add other debt financing for all or any portion of the financing contemplated by the Bank Letter from the same and/or alternative lenders (as amended, replaced, supplemented, modified, waived or substituted, a “Replacement Letter”); provided that Guarantor shall not agree to, or permit, any Replacement Letter without the prior written consent of the Company if such Replacement Letter would reasonably be expected to prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Guarantor shall promptly deliver to the Company copies of any Replacement Letter (which, for clarity, includes any amendment, replacement, supplement, modification, waiver or substitution of the Bank Letter). With respect to any Replacement Letter, Guarantor, Parent and Merger Sub shall make the representations and warranties provided in Section 5.7 as of the date of such Replacement Letter, and Guarantor, Parent, Merger Sub and the Company shall perform their obligations under this Section 6.16, replacing Bank Letter with Replacement Letter in each instance. In the event that any portion of the financing contemplated by the Bank Letter becomes unavailable on the terms and conditions contemplated in the Bank Letter, (x) Guarantor shall promptly so notify the Company and (y) Guarantor shall use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative bank debt financing from alternative Financing Source in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not materially less favorable, taken as a whole, to Guarantor’s interests than those in the Bank Letter, as promptly as practicable following the occurrence of such event (and in any event no later than the Effective Time). Guarantor shall give the Company prompt notice if it is reasonably expected that Guarantor will not be able to obtain all or any portion of the financing contemplated by the Bank Letter and otherwise keep the Company reasonably informed, at the Company’s request, of material developments in Guarantor’s efforts to arrange the financing contemplated by the Bank Letter.

(b) Prior to the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, at Guarantor’s sole expense (such expense to be reasonable), cooperate in connection with the arrangement of the financing contemplated by the Bank Letter as may be reasonably requested by Guarantor (provided that such requested cooperation is otherwise consistent with this Agreement and does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including:

(i) providing to Guarantor and the Financing Source and their respective Representatives financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Guarantor in connection with the financing contemplated by the Bank Letter, making the Company’s senior management, officers and advisors available to assist the Financing Source and otherwise reasonably cooperating in connection with the consummation of the financing contemplated by the Bank Letter;

(ii) executing and delivering, as of the Effective Time, any definitive financing or security documents, and any other certificates, documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the financing contemplated by the Bank Letter, as may be reasonably requested by Guarantor in connection with the financing contemplated by the Bank Letter and otherwise reasonably facilitating the pledging of collateral, and the replacement or backing of any outstanding letter of credit maintained or provided by the Company or its Subsidiaries effective as of the Closing Date;

(iii) furnishing all documentation and other information about the Company and its Subsidiaries that the Financing Source has reasonably determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering or similar rules and regulations;

(iv) taking all corporate actions (the effectiveness of which shall be subject to the occurrence of the Effective Time) necessary to permit the consummation of the financing contemplated by the Bank Letter, and to permit the proceeds thereof to be made available to Guarantor or Parent on the Closing Date to consummate the Merger; and

(v) using reasonable best efforts to cooperate with Guarantor and Parent to satisfy any conditions precedent to the financing contemplated by the Bank Letter to the extent within the control of the Company and its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries shall be required to (1) pay any commitment or other similar fee in connection with the financing contemplated by the Bank Letter prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by Guarantor or (2) be an obligor with respect to the financing contemplated by the Bank Letter, or incur any obligation under any certificate, document or instrument relating to the financing contemplated by the Bank Letter that is effective, in each case prior to the Effective Time, or (3) take any action (A) under any certificate, document or instrument relating to the financing contemplated by the Bank Letter that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or (B) that would reasonably be expected to cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability relating the financing contemplated by the Bank Letter.

SECTION 6.17 Escrow of Parent Termination Fee. As of the date hereof, Parent has deposited, or has caused to be deposited, an amount of cash equal to the Parent Termination Fee (such deposited amount, the “Parent Escrow Amount”) with the Escrow Agent, as collateral and security for the payment of the Parent Termination Fee pursuant to Section 8.3(c), and which amount shall be held and released by the Escrow Agent subject to the terms of this Agreement and the Parent Escrow Agreement; provided, however, that the Escrow Agent shall release the Parent Escrow Amount (together with any interest accrued thereon) on the Closing Date or on such other date as is provided in the Parent Escrow Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other applicable legal restraint or prohibition shall be in effect, and no applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Antitrust. Any applicable waiting period (and any extension thereof) relating to the transactions contemplated by this Agreement shall have expired or been terminated under the HSR Act and any other Antitrust Law of the jurisdictions set forth in Schedule 7.1(c) or any requisite consents shall have been obtained.

(d) CFIUS Clearance. The period of time for any consideration by CFIUS of the Merger (including a review and, if deemed appropriate by CFIUS, an investigation) shall have expired or been terminated, or CFIUS shall have provided a written notice to the parties to the effect that either: (i) the Merger is not a covered transaction under Section 721 of the Defense Production Act of 1950, as amended; (ii) the review of the Merger has concluded and there are no issues of national security sufficient to warrant investigation; or (iii) an investigation has been conducted and either (A) CFIUS has concluded that there are no unresolved issues of national security or (B) the time period for consideration of the Merger by the President of the United States shall have elapsed and the President shall not have taken any action to block, rescind or restrict the Merger or any of the transactions contemplated by this Agreement.

SECTION 7.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.2(a) and 7.2(b).

SECTION 7.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 4.1(a) (Organization, Standing and Power), 4.3 (Authority), 4.23 (Brokers) and 4.24 (Fairness Opinion) shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects, or, if not so qualified by materiality or “Company Material Adverse Effect,” shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Sections 4.2 (Capital Stock) and 4.9(ii) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) (subject, in the case of Section 4.2, to de minimis exceptions), and (iii) the other representations and warranties of the Company contained in Article IV (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date with, in the case of this clause (iii) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred and be continuing.

(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.3(a), 7.3(b) and 7.3(c).

(e) Guarantor Shareholder Approval. The Guarantor Shareholder Approval shall have been obtained.

SECTION 7.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before February 12, 2016 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party (which shall, in the case of Parent, include Merger Sub) set forth in this Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken; or

(iv) if the Guarantor Shareholder Approval shall not have been obtained at the Guarantor Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.2 and (B) cannot be cured by the Termination Date; provided, that, if curable, the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) at any time prior to the receipt of the Company Shareholder Approval, in order to enter into an agreement for a transaction that is a Superior Proposal, if (A) the Company has complied with the provisions of Section 6.3 in all material respects and (B) prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 8.3; or

(iii) (A) the conditions set forth in Sections 7.1 and 7.3 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.2 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.2 and (C) the Merger shall not have been consummated within three (3) Business Days following the later to occur of (x) the date the Closing should have occurred pursuant to Section 2.2 and (y) the delivery of such notice.

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.3 and (B) cannot be cured by the Termination Date; provided, that, if curable, Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) (A) the Company Board shall have effected an Adverse Recommendation Change, (B) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, and the Company Board shall not have recommended that the shareholders of the Company reject such tender offer or exchange offer and not tender their Common Shares into such tender offer or exchange offer within ten (10) Business Days after commencement of such tender offer or exchange offer, (C) the Company shall have committed a Willful Breach of Section 6.3 in any material respect, (D) the Company shall have failed to include the recommendation of the Company Board that the shareholders of the Company vote in favor of the approval of this Agreement in the Proxy Statement, or (E) the Company or the Company Board (or any committee thereof) shall resolve, authorize or publicly propose to take any of the actions specified in clauses (A), (B) or (D).

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party.

SECTION 8.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the Parent Escrow Agreement and the provisions of Section 4.22 (Brokers), Section 6.5(b) (Confidentiality), Section 6.12 (Public Announcements), Section 6.17 (Escrow of Parent Termination Fee), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Entire Agreement), Section 9.4 (Parties in Interest), Section 9.5 (Governing Law), Section 9.6 (Submission to Jurisdiction), Section 9.9 (Assignment; Successors), Section 9.10 (Enforcement), Section 9.11 (Severability), Section 9.12 (Waiver of Jury Trial) and Section 9.14 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub or the Company shall be released from (i) any liabilities or damages arising out of a Willful Breach of any covenant or agreement set forth in this Agreement or fraud, or (ii) payment of any fees and expenses set forth in Section 8.3.

SECTION 8.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 8.3 and Section 6.6(c), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses (other than attorney’s fees) incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be shared equally by Parent and the Company.

(b) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and (A) at any time after the date of this Agreement and prior to the termination under

Section 8.1(b)(i) or the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 8.1(b)(iii)), an Acquisition Proposal shall have been publicly announced or publicly made known to the shareholders of the Company and not publicly withdrawn in good faith at least two (2) Business Days prior to such termination under Section 8.1(b)(i) or such vote to approve this Agreement, as applicable, and (B) within twelve (12) months after such termination, the Company shall have consummated, or entered into a definitive agreement with respect to, an Acquisition Proposal that is later consummated (regardless of whether such consummation occurs during or after such twelve (12) month period) (provided, that for purposes of this Section 8.3(b)(i), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%)”);

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii).

then, in any such case, the Company shall pay Parent a termination fee of $4,000,000(the “Company Termination Fee”), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated (x) by either the Company or Parent pursuant to Section 8.1(b)(iv), or (y) by the Company pursuant to Section 8.1(c)(iii), then, in any such case, Parent shall (and Guarantor shall cause Parent to) pay or cause to be paid to the Company a termination fee of $8,000,000 (the “Parent Termination Fee”), it being understood that in no event shall Guarantor or Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Payment of the Company Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) prior to or concurrently with the consummation of the applicable Acquisition Proposal referenced in Section 8.3(b)(i)(B) in the case of a Company Termination Fee payable pursuant to Section 8.3(b)(i), (ii) prior to or concurrently with such termination (and as a condition to the effectiveness of such termination), in the case of termination by the Company pursuant to Section 8.1(c)(ii) or (iii) within two (2) Business Days after termination by Parent pursuant to Section 8.1(d)(ii). Parent and the Company shall cause payment of the Parent Termination Fee, if applicable, to be made by causing the Escrow Agent to deliver to the Company, in accordance with the terms of the Parent Escrow Agreement, the Parent Escrow Amount within two (2) Business Days after such termination.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if the other party, as applicable, fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other party for the amounts set forth in this Section 8.3, the other party shall pay to the Company or Parent, as applicable, its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment, at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(f) Notwithstanding anything to the contrary in this Agreement, in the event the Closing does not occur (i) if the Company is entitled to receive the Parent Termination Fee, the Company’s right to receive payment of an amount equal to the Parent Termination Fee from Parent or the Guarantor, together with the right to receive applicable costs of collection, if any, payable pursuant to Section 8.3(e) (subject to the Company’s right to seek specific performance prior to termination of the Agreement pursuant to Section 9.10), shall be the sole and exclusive remedies of the Company and its Subsidiaries and stockholders against Parent, Merger Sub, the Guarantor and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Related Parties”) or any party to the Bank Letter (or, if applicable, any Replacement Letter) and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees for any loss suffered as a result of the failure of the Merger or the financing contemplated by the Bank Letter (or, if applicable, any Replacement Letter) to be consummated or for a breach or failure to perform hereunder or under the Bank Letter (or, if applicable, any Replacement Letter) (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a Willful Breach) or otherwise, and (ii) upon the Company’s receipt of the Parent Termination Fee and costs of collection, if any, none of the Parent Related Parties nor any party to the Bank Letter (or, if applicable, any Replacement Letter) and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, in the event the Closing does not occur (x) if Parent is entitled to receive the Company Termination Fee, Parent’s right to receive payment from the Company of an amount equal to the Company Termination Fee, together with the right to receive applicable costs of collection, if any, payable pursuant to Section 8.3(e) (subject to Parent’s right to seek specific performance prior to termination of this Agreement pursuant to Section 9.10) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a Willful Breach) or otherwise and (y) upon Parent’s receipt of the Company Termination Fee and costs of collection, if any, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (1) under no circumstances will the Parent Related Parties or any party to the Bank Letter (or, if applicable, any Replacement Letter), including for any type of damage relating to this Agreement, be liable for monetary damages in excess of the amount of the Parent Termination Fee (and any amounts payable to the Company pursuant to Section 8.3(e)) whether to the Company or any other Company Related Party and (2) while the Company may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee under Section 8.3, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and money damages, including all or any portion of the Parent Termination Fee.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties hereto which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

SECTION 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, email or otherwise (provided that any notice received by facsimile transmission, email or otherwise at the addressee’s location on any day that is not a Business Day or on any Business Day after 5:00 pm (local time) shall be deemed to have been received at 9:00 am (local time) on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized international next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Guarantor, Parent, Merger Sub or the Surviving Corporation, to:

Leyard American Corporation

1692 Barclay Blvd

Buffalo Grove, IL 60089

Attention: Zach Zhang

Facsimile: (224) 676-1263

E-mail: zach.zhang@leyardusa.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

1460 El Camino Real, 2nd Floor

Menlo Park, CA 94025

Attention: Chris Forrester and Michael Dorf

Facsimile: (650) 838-3699

E-mail: chris.forrester@shearman.com and

mdorf@shearman.com

(ii) if to the Company, to:

Planar Systems, Inc.

1195 NW Compton Drive

Beaverton, Oregon 97006

Attention: Stephen M. Going

Senior Vice President, General Counsel and Secretary

Facsimile: 503-748-8909

E-mail: Steve.Going@Planar.com

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

1120 NW Couch Street, 10th Floor

Portland, OR 97209-4128

Attention: Roy Tucker and Chris Hall

Facsimile: (503) 727-2222

E-mail: RTucker@perkinscoie.com and CHall@perkinscoie.com

SECTION 9.3 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 9.4 Parties in Interest

(a) Nothing in this Agreement is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than after the Effective Time, (i) with respect to Section 6.10 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, and (ii) with respect to Section 8.3(f) which shall insure to the benefit of the Financing Source and its Affiliates, successors, legal representatives and permitted assigns; provided, however, nothing contained in this Section 9.4 shall limit the ability of the Company to amend this Agreement prior to the Effective Time pursuant to Section 9.7.

(b) Notwithstanding the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 9.5 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, provided, that the laws of the State of Oregon shall govern with respect to Oregon corporate law issues.

SECTION 9.6 Submission to Jurisdiction. Subject to Section 9.15, each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in any New York state court sitting in the Borough of Manhattan (and if jurisdiction in the New York state courts sitting in the Borough of Manhattan shall be unavailable, the Federal courts of the United States of America sitting in the Southern District of New York). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Subject to Section 9.15, each of the parties hereto agrees not to commence any Action arising out of or relating to this Agreement or the transactions contemplated hereby except in the New York state courts sitting in the Borough of Manhattan (and if jurisdiction in the New York state courts sitting in the Borough of Manhattan shall be unavailable, the Federal courts of the United States of America sitting in the Southern District of New York), other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by the New York state courts sitting in the Borough of Manhattan (and if jurisdiction in the state courts sitting in the Borough of Manhattan shall be unavailable, the Federal courts of the United States of America sitting in the Southern District of New York) as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Subject to Section 9.15, each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the New York state courts sitting in the Borough of Manhattan (and if jurisdiction in the New York state courts sitting in the Borough of Manhattan shall be unavailable, the Federal courts of the United States of America sitting in the Southern District of New York) as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 9.7 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed by each of the parties.

SECTION 9.8 Extension of Time; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other, (b) waive any inaccuracies in the representations and warranties of the other set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval. Any agreement on the part of a party hereto to any such waiver shall be valid only if expressly set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

SECTION 9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10 Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur and the parties hereto would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the immediately following sentence, the parties hereto acknowledge and agree that (a) each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 9.6 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance (i) to cause the Guarantor to seek to obtain the Guarantor Shareholder Approval pursuant to Section 6.15, or (ii) to cause the Guarantor to enforce the obligations of the Financing Source to fund the financing contemplated by the Bank Letter (or, if applicable, any Replacement Letter), but only, in the case of this clause (ii), in the event that (x) the conditions set forth in Sections 7.1 and 7.3 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of Parent and/or Merger Sub to effect the Closing in accordance with Section 2.2, (y) the Company has irrevocably confirmed in writing that if the financing contemplated by the Bank Letter (or, if applicable, any Replacement Letter) are funded, then it would take such actions that are within its control to cause the Closing to occur (including waiving any unsatisfied conditions in Section 7.2), and (z) such specific performance would result in the consummation of the Merger in accordance with this Agreement substantially contemporaneously with the consummation of the financing contemplated by the Bank Letter (or, if applicable, any Replacement Letter) (or, if applicable, any Replacement Letter). Notwithstanding the prior sentence, no rights granted to the Company hereunder shall reduce, alter or modify the rights of the Financing Source under the Bank Letter (or, if applicable, any Replacement Letter). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each of the parties hereto acknowledges that the agreements contained in this Section 9.10 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Merger pursuant to this Section 9.10 and the payment of all or any portion of the Parent Termination Fee.

SECTION 9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

SECTION 9.12 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO AGENT, ATTORNEY OR OTHER REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and Parent and Merger Sub, on the one hand, and the Company, on the other hand, have delivered to the other. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

SECTION 9.14 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

SECTION 9.15 Dispute Resolution.

(a) Subject to Section 9.5, any dispute, controversy or claim brought by the Company solely against Guarantor arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance by Guarantor or termination of this Agreement) (each, a “Guarantor Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Singapore, and the arbitration shall be administered in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (the “Centre”) then in effect (the “Rules”), which Rules are deemed to be incorporated by reference in this Section 9.15. The arbitration shall be decided by a tribunal of three (3) arbitrators to be appointed in accordance with the Rules and arbitral tribunal. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. The tribunal shall decide any dispute submitted by the parties strictly in accordance with the substantive law of the State of New York and shall not apply any other substantive law. Subject to the agreement of the tribunal, any Guarantor Dispute(s) which arise subsequent to the commencement of arbitration of any existing Guarantor Dispute(s) shall be resolved by the tribunal already appointed to hear the existing Guarantor Dispute(s). The award of the arbitration tribunal shall be published in English and Chinese and shall be final and conclusive and binding upon Guarantor and the Company as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of enforcing this agreement to arbitrate, the parties irrevocably and unconditionally submit to the jurisdiction of the courts of Singapore and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. For the purpose of enforcement of an award, the parties hereto irrevocably and unconditionally waive any defense of inconvenient forum in any court of competent jurisdiction.

(b) If a party objects, in whole or in part, to a specific document request made during the course of the arbitration, the arbitral panel will make its ruling under the disclosure standards of the 2014 Federal Rules of Civil Procedure of the United States, or the equivalent provision of those rules in effect as of the date the request for arbitration was submitted to the other party, as that provision has been construed in In re Surety Assoc. of America, 388 F.2d 412, 414 (2d Cir. 1967) and even if the substantive law applicable to any dispute arising out of or relating to this agreement is in conflict with those Rules. The parties will be permitted to take up to five depositions.

(c) Any dispute, controversy or claim brought by the Company against any party other than the Guarantor shall be brought in accordance with Section 9.5 and Section 9.6.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LEYARD AMERICAN CORPORATION

By:	/s/ Zach Zhang

Name:	Zach Zhang

Title:	President

LEYARD OPTOELECTRONIC CO., LTD.

By:	/s/ Jun (Victor) Li

Name:	Jun (Victor) Li

Title:	Chairman

LEOPARD ACQUISITION CORPORATION

By:	/s/ Zach Zhang

Name:	Zach Zhang

Title:	President

PLANAR SYSTEMS, INC.

By:	/s/ Gerald K. Perkel

Name:	Gerald K. Perkel

Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]